UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 14, 2025, Pixie Dust Technologies, Inc. (the “Company”) resolved the condition of the share purchase from THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS, as follows.

1. Number of shares to be acquired: 1,156,653 shares

2. Details, quantity or amount of money, etc. to be paid in exchange for one share, or the method of calculation thereof: USD 1.00 per share

3. Total amount of money, etc. to be paid in exchange for acquiring the shares: 1,156,653 USD

4. Deadline for application for buyback of shares: March 31, 2025

The information in this report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this report in such filing.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this report on Form 6-K are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “aim,” “objective,” “goal,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Any such forward-looking statements are subject to various risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control, including but not limited to the strength of the economy, changes to the market for securities, the effects of inflation and its associated impact on prevailing interest rates, political or financial instability, and other factors which are set forth in the Company’s prospectus that forms a part of the Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof (including, without limitation, the Company’s most recent annual report filed under cover of Form 20-F). The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: March 14, 2025	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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